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                                                             ------------------
                                  UNITED STATES                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION    ------------------
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13d
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. ___)*



                             PACIFIC BIOMETRICS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    69403Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              NEIL S. BELLOFF, ESQ.
                 WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
                     170 OLD COUNTRY ROAD, MINEOLA, NY 11501
                               TEL: (516) 622-9200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 AUGUST 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
---------------------                                  -------------------------
 CUSIP NO. 69403Q100                                       PAGE 2 OF 4 PAGES
---------------------                                  -------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS                             Terry M.  Giles

    1
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*                                    00

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America

--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER           1,642,748
          NUMBER OF
            SHARES      --------------------------------------------------------
         BENEFICIALLY       8     SHARED VOTING POWER         0
           OWNED BY
             EACH       --------------------------------------------------------
          REPORTING         9     SOLE DISPOSITIVE POWER      1,642,748
         PERSON WITH
                        --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              1,642,748
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        6.2%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*                                 IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                                                    Page 2 of 4


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ITEM 1.  SECURITY AND ISSUER

(a)  Security: Common stock, par value $0.01 per share

(b)  Issuer:   Pacific Biometrics, Inc.
               23120 Alicia Parkway, Suite 200
               Mission Viejo, CA 92692

ITEM 2.  IDENTITY AND BACKGROUND

         (a)   Terry M.  Giles

         (b)   c/o Giles Enterprises
               3438-21 E. Collins Avenue
               Orange, CA 92867

         (c)   Attorney, self-employed.

         (d)   No

         (e)   No

         (f)   United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On June 27, 2002, Pacific Biometrics, Inc., a Delaware corporation ("PBI") and its wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI- WA"), entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Saigene Corporation, a Delaware corporation ("Saigene"), providing for the purchase by PBI-WA of certain assets of Saigene. Pursuant to this agreement, Terry M. Giles, in his capacity as a holder of Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), agreed to convert accrued dividends on the Preferred Stock in the amount of $275,806 into 275,806 shares of PBI's common stock, which conversion occurred on August 28, 2002 in connection with the closing of the asset purchase transaction.

ITEM 4.  PURPOSE OF TRANSACTION

         The reporting person acquired the securities referred to herein for investment purposes.

         (a)   Not applicable

         (b)   Not applicable

         (c)   Not applicable

         (d)   Not applicable

         (e)   Not applicable


                                                                    Page 3 of 4


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         (f)   Not applicable

         (g)   Not applicable

         (h)   Not applicable

         (i)   Not applicable

         (j)   Not applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number: 1,642,748 (which includes 692,748 shares of Common Stock and 950,000 shares of Preferred Stock convertible into 950,000 shares of Common Stock)

               Percentage:       Approximately 6.2%

         (b)   (i)   Sole power to vote or direct the vote:           1,642,748
               (ii)  Shared power to vote or to direct the vote:      0
               (iii) Sole power to dispose or to direct the
                     disposition:                                     1,642,748
               (iv)  Shared power to dispose or to direct the
                     disposition:                                     0

         (c)   See response to Item 3 above.

         (d)   Not applicable

         (e)   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       September 4, 2002                                s/ Terry M. Giles
-------------------------------                     ---------------------------
              Date                                           Signature



                                                          Terry M.  Giles
                                                    ---------------------------
                                                            Name/Title





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